United States
Securities and Exchange Commission
Washington D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number 000-28887	CUSIP Number 141335109

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q
	Form N-SAR	Form N-CSR

For Period Ended:__June 30, 2010_________

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended___________________________________

Read Instruction (on the back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Carbonics Capital Corporation
Full Name of Registrant

Former Name if Applicable

1 Penn Plaza, Suite 1612
Address of Principal Executive Office (Street and Number)

New York, NY 10119
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Carbonics Capital Corporation is unable to file its Quarterly Report on Form 10-Q within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Kreisler	212	994-5374
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?

Yes	√	No

(3)
Is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carbonics Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Kevin Kreisler
Date:	August 16, 2010	Its:	Chairman